45 Broadway, Suite 610
New York, New York 10006
(212)732-4029
(646) 607-1998 (fax)

October 7, 2014

VIA: CERTIFIED MAIL & EDGAR Submission

Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc. (the “Registrant”)
CIK No. 0001464623
Amendment No. 3 to Confidential Draft Registration Statement on Form F-l Submitted July 2, 2014

Dear Mr. Jones and Ms. Ravitz:

          On July 21, 2014, this Firm, on behalf of the Registrant, received your comment letter detailing a request for further information or revisions to the Draft Registration Statement on Form F-l submitted on July 2, 2014.

          The requested information or responses have been submitted as a response to each requested item in the document that follows or were applied as amendments to the Amended Draft Registration Statement submitted via the EDGAR system with reference made to applicable sections thereof where necessary.

General:

1.	Throughout your disclosure, please revise to clarify the following regarding your status as an Emerging Growth Company:

■

Certain reduced reporting obligations available to you as an Emerging Growth Company will also be available for so long as you remain a smaller reporting company, even if you cease to be an Emerging Growth Company;

	■	Your election to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is irrevocable; and

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

■

You may choose to use some of all of the other reduced reporting obligations permitted to you as an Emerging Growth Company for so long as you remain an Emerging Growth Company, even though you chose not to do so in this filing.

•

New Language has been added to pages 3, 8, 17 stating that although the Company’s decision to opt out of the extended period for complying with new or revised accounting standards is irrevocable, the Company may choose to avail itself of other reduced reporting obligations permitted to it as an emerging growth company.

2.

Please revise throughout to remove or explain what it means when you state that you have “successfully” completed a task or goal. We note that you indicated that you successfully developed technology or a process, but you do not explain how you measured success. In this regard, since you have not sold any products or services, and it appears that you still have significant milestones until you are ready to make sales, your definition of “success” should be clearly described in your disclosure.

•

The term “successfully” was used in connection with research, performed by the scientific community and cited in the document, to indicate Natcore’s reliance on such research as a gauge to illustrate “success” of the Company’s technology based on accepted scientific conclusions. Natcore was not subjectively claiming “success” but rather relying on sound scientific principles upon which to base its conclusions of technological advances and show stepping stones with regard to their scientific advances. Notwithstanding the foregoing, the disclosure has been amended in the penultimate paragraph on page 9 and in the Business Overview section on pages 44-45 to more adequately reflect Natcore’s intentions.

Prospectus Summary Page 6

3.

We note your response to prior comment 8. Please continue to ensure that the disclosure throughout your filing is consistent For example, we note that you now disclose on page 6 that you currently have 18 granted patents and 38 pending patents; however, you disclose on page 47 that you currently have 16 granted patents and 19 patents pending.

•

Due to the nature of Natcore’s business, the number of patents fluctuate as pending patents become granted and additional patent applications are submitted. Currently Natcore has 22 granted patents and 42 pending patents. The document has been amended to reflect these numbers and ensure consistency.

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

4.

Regarding the copies of the third-party data mentioned in prior comments 9 and 10, we note that you have filed as exhibits the copies rather than providing us the copies as we requested in those comments. Please remove the copies from the exhibit index and instead provide us copies in which you clearly mark the material you provide to identify the data you cite in your document. Also, tell us whether you commissioned any of the data disclosed in your document and tell us how you determined whether you are relying upon the most up to date information as we requested in prior comment 9.

•

Please see attached Memorandum from Natcore Technology regarding the third party data. Natcore has not commissioned any of the data cited and all the publications cited are “good science” even if they are several years old.

5.

We note your response to prior comment 11. Please tell us why you believe it is appropriate to highlight data in the third and sixth paragraphs on page 7 and then, on page 23, tell investors not to place “undue reliance” on the information you have chosen to highlight.

•

The disclosure on page 7 informs investors that the Company relies on prior verified scientific research as a basis for its technology. The disclosure cautioning investors not place “undue reliance” on “forward looking statements” is a consistently requested regulatory disclosure, advising caution to investors placing undue reliance on future projections of Company performance, as opposed to the Company’s reliance on scientific precedent.

•

The “forward looking statements” disclosure has been included in deference to SEC guidance and recommendation pursuant to the Private Securities Reform Act of 1995. This Act contains a “safe harbor” provision that renders an issuing company’s unrealized projections, or “forward-looking statements,” legally inactionable if those projections are accompanied by meaningful cautionary language. To protect forward-looking statements, accompanying cautionary disclosures must be specific, meaningful, and narrowly tailored to the issuing company’s projection. The standard for this cautionary language is whether a reasonable investor could claim to have been misled by an unrealized projection given the inclusion of meaningful risk disclosures in the prospectus.

6.

We note that you have not revised your device roadmap on page 9 about your quantum dot tandem solar cell, such as the disclosure about a 20 month timeframe and incremental funding. However, you now refer in the first paragraph on page 9 to a “36 to 48 month timeframe” and the “expenditure of $5-$8M” and you still refer in the last paragraph on page 45 to 24-30 months. Please advise or revise.

•

The disclosure has been revised where applicable to have consistent timelines with further language added to improve clarity. Specifically, please see the updated Competitive Landscape section beginning on page 8 and the Competitive Strengths Section beginning on page 46 that reflects timeframes for the research processes. This being said, it is important to note that there are different timeframes regarding different phases of the technology. As such, multiple timeframes may be used when describing the various phases in development of the same technology.

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

7.

Given your new disclosure on page 9 about a 36 to 48 month timeframe compared to disclosure in your prior submission about a 24 to 30 month timeframe, please expand the appropriate section to explain why the timeframe has increased. If you have encountered material difficulties in your attempt to reach production readiness, disclose the difficulties and clarify whether you have resolved such difficulties.

•

Natcore has not encountered any material difficulties in production of its technology. Time frames used are predicated upon future funding. As such, the timeframes used will continue to remain the same until such funding is acquired. Notwithstanding the foregoing, as is the nature of the scientific research, timelines may fluctuate and Natcore shall continue to update the document to provide revised timeframes where required.

8.

Please tell us with specificity where you revised the disclosure in response to prior comment 12. For example, we note your disclosure in the penultimate paragraph on page 8. As we requested in comment 12, please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry. Your heavy reliance on industry specific terminology makes it difficult to understand the status of your products and prospects from the average investor’s perspective. Examples include p- type, n-type, quantum dot, generation 2, generation 3, Si and/or Ge QD’s and LPD silica.

•

The disclosure has been revised with additional language pursuant to a teleconference with Mr. Tom Jones. The disclosure now includes additional definitions and explanations of the scientific terminology and processes. Specific revision to language has been made on pages 6, 8, 9, 44, 46, 47, and 48.

9.	We note your response to prior comment 14. Please relocate the disclosure in the last paragraph on page 9 to a more prominent location in your prospectus summary.

	•	The disclosure has been moved to the 3rd paragraph of the prospectus summary on page 8.

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

10.

We note your response to prior comment 17. However, the paragraph in all capital letters now appears on page 18. Therefore, please remove the paragraph as we requested in prior comment 17. In this regard, you should be discussing all relevant risks to investors in the “Risk Factors” section.

	•	This paragraph has been removed.

Selling Shareholders Information

11.

We note that in this document you have registered for resale on behalf of selling stockholders an additional 2,370,000 currently outstanding shares of common stock and an additional 2,142,000 shares of common stock issuable upon exercise of outstanding warrants. Please tell us where you provided the disclosure required by Item 701 of Regulation S-K regarding the securities issued to the selling shareholders.

	•	An additional section has been added to the Selling Shareholder table with the date that each Selling Shareholder’s shares were acquired.

12.	In addition, please identify with specificity the transactions in which the selling shareholders acquired their shares, rather than your current disclosure citing “similar transactions.”

The Selling Shareholder table is footnoted regarding the specifics of the private placement through which each Selling Shareholder’s shares were acquired.

Selected Financial Data

13.

We do not see where you addressed our prior comment 20. As previously requested, please tell us why you are using different forms of classification for your financial information as compared to your financial statements on pages F-4 and F- 27. This comment also applies to “Summary Consolidated Financial Data” on page 11. Alternatively, please revise to consistently present your financial information on the same basis as your audited financial statements.

	•	The tables in the aforementioned statements have been replaced to correspond with the audited Financial Statements. In addition, the document has been revised where applicable to show consistency.

14.

We note your response to prior comment 21. The line item description presented does not reconcile to the consolidated financial statements on pages F-4 and F-27. Please revise your description to place brackets on “gain” rather than “loss” to provide consistency with your consolidated financial statements. This comment also applies to “Summary Consolidated Financial Data” on page 11.

	•	Revisions have been made where applicable to ensure consistency.

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

15.

We note your response to prior comment 22. There does not appear to be a description provided for footnote (1) on page 25 in reference to weighted average number of shares outstanding. This comment also applies to “Summary Consolidated Financial Data” on page 11. Please revise to either add a description or remove the footnote.

		•	The document has been revised and the footnote removed.

16.

We note your response to prior comment 23. However, we do not see where you have provided all the disclosures required by Item 10.e. for the non-GAAP measure “working capital excluded DL.” Please revise to include all the disclosures required by Item 10.e. of Regulation S-K including:

	■	a reconciliation with the most directly comparable financial measure calculated and presented in accordance with GAAP;

■

a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

	■	to the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

•

The Company’s auditors have confirmed that there is no GAAP departure. The document has been revised to avoid confusion. The following clarification has been added: “The derivative liability has been excluded as it will not require any cash outflows by the Company.”

Overview, page 27

17.

We note your response to prior comment 24. Please continue to update your disclosure in this section and throughout your prospectus. For example, we note the statement in the first paragraph of this section regarding your financial statements “for the quarter ended September 30, 2013.” As another example, we note that in the seventh paragraph on page 31 you continue to refer to completion of the placement is subject to the approval of the TSX Venture Exchange. If the placement has occurred and you have received the approval, please update the disclosure accordingly as we requested in comment 24.

		•	The disclosure in this section has been updated accordingly.

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

Financial Performance, page 28

18.

We note in the paragraph following the table on operating expenses that“approximately $2.1 million of the total increase in [our] 2013 net loss was due tothe change in [y]our derivative liabilities associated with warrants outstanding atyear end.” According to the table, this change is approximately $1.8 million. Pleaserevise.

	•	Please see revision to $1.8 million in accordance with the corresponding table.

Cash Flows, page 39

19.

We note your response to prior comment 27. Please update the disclosure in thissection where you mention that you anticipate that your “current cash and cashequivalents will be sufficient to fund operations for the remainder of this year andthe next year.” In this regard, we note your new disclosure in footnote 1 on page F-7 that you intend “to finance operating costs over the next twelve months withexisting cash resources and the private placement of common shares.”

	•	The disclosure has been revised to include private placement of common sharesas a source of funding for operating expenses.

Employment Agreement, page 40

20.

Please update the disclosure in this section regarding Mr. Provini’s employmentagreement. In this regard, we note your disclosure in this section on April 5, 2012the agreement was extended for two years.

	•	Mr. Provini’s employment contract was extended on April 5, 2014 for anadditional 3 years. The appropriate disclosure has been updated to reflect thesame.

License Agreement, page 40

21.

We note your response to prior comment 29. However, it does not appear that youdisclosed the duration of the agreement as we requested in our comment.Therefore, please disclose the duration of the agreement. Also, expand thedisclosure in the second paragraph of this section to clarify whether you met themilestones and, if applicable, the impact on your business for not meeting themilestones.

•

The disclosure has been revised and expanded on page 41 to address the duration of the agreement and the consequences of the stated milestones. Milestones are considered to be “best efforts” with no adverse consequence for failure to achieve a milestone.

LoPresti Law Group. P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

Sponsored Research Agreement, page 40

22.	Please tell us with specificity where you revised the disclosure in response to priorcomment 30.

•

Disclosure has been updated on page 41 regarding agreement with RiceUniversity. Additionally, please note there is only one Amendment to theSponsored Research Agreement. This was incorrectly labeled by the parties tothe agreement as “Amendment 3” and listed as Exhibit 5 under this submission.

Research and Development Facility, page 41

23.	Please tell us with specificity where you revised the disclosure in response to priorcomment 31.

	•	The disclosure has been updated on page 42 with all relevant leases/ amendmentssubmitted as exhibits.

Patent License Agreement, page 41

24.

We note your response to prior comment 32. However, it does not appear that youdisclosed the duration of the agreement as we requested in our comment. Also, itappears that you disclosed in the penultimate paragraph on page 41 the originalmarket milestones mentioned in Exhibit C of the agreement filed as Exhibit 10.8.Please disclose the duration of the agreement and update the disclosure on page 41to discuss the new milestones mentioned in the amended agreement filed as Exhibit10.10. Also, disclose, if applicable, the impact on your business for not meeting themilestones.

	•	The disclosure has been updated on page 42 and with no impact for failure tomeet milestones. Milestones are considered best efforts with no adverseconsequence for failure to achieve a milestone.

China Joint Venture, page 41

25.	Please tell us with specificity where you revised the disclosure in response to priorcomment 33.

	•	The disclosure has been updated on pages 41-42.

LoPresti Law Group, P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

Impact of Inflation and Currency Fluctuations, page 43

26.

Please update the disclosure in this section. In this regard, we note that in thesecond paragraph of this section you continue to refer to market risk sensitiveinstruments as of September 30, 2013. Also, tell us why you refer in this section toa revolving line of credit. In this regard, we note that you only refer in this sectionof your document to a line of credit.

	•	The disclosure has been revised and the language regarding the line of credit is nolonger applicable and has been removed from the disclosure.

Competitive Landscape, page 44

27.

We note that you refer in this section to an independent engineering study thatshows your technology can be used to reduce solar cell manufacturing costs by23.5%; however, we note that you mention on page 7 that your internalcalculations cause you to believe that cell production costs could be lowered by upto 23%. Please advise or revise.

	•	The correct figure in relation to the calculation is 23.5%. The disclosure has beenrevised to 23.5% to be consistent throughout.

28.

We note your response to prior comment 35. Please revise the new disclosure inthe third paragraph of this section that you may decide to develop the technologyfor market “at some near-future date” to clarify the timeframe. In this regard, wenote that you previously disclosed that you may decide to develop the technologyfor market “in years 2-5.”

•

Additional language has been added to the disclosure on page 46. Natcore has nocurrent timeline to bring such technology to the market. This represents a futureopportunity available to Natcore that it may pursue in the future.

Competitive Strengths, page 45

29.	We note your response to prior comment 34. Please eliminate the reference in thefourth paragraph of this section to “the perfect solution” which appears to bemarketing.

	•	The document has been revised, where applicable, to remove marketing language.

LoPresti Law Group. P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

30.	We note that certain timeframes mentioned here commence from the start of an event, like funding. Please clarify when you expect that event to occur or that you have no estimate at this time.

	•	Timelines have been updated to be consistent in the document.

Strategies, page 46

31.

We note your response to prior comment 37. Even though you eliminated some claims in this section about profit margin, market share and profits, we note that you continue to include in this section other such claims, such as the claims on page 46 about “a margin of 20%,” a “market share of 25%,” a “profit margin in excess of 60% for Natcore” and a “10% market share for Natcore would represent a profit of $480M.” Therefore as we requested in prior comment 37, please tell us with specificity why you believe that you have a reasonable basis to make such claims if you have not manufactured and sold your product.

•

The “Strategies” section on pages 48-49 has been revised to substantiate these claims. While, Natcore has not manufactured or sold a product, these numbers are based on sound scientific research that has been independently verified. It represents the impact the technology would have based on market data.

Compensation, page 53

32.

We note your response to prior comment 39. However, you continue to refer in the fourth paragraph on page 53 to summaries of compensation received by named executive officers and directors for the financial year ended December 31, 2012 and you refer in the seventh paragraph on page 53 to a compensation discussion and analysis that describes and explains your policies and practices with respect to the “2012 compensation” of your named executive officers. Therefore, please update the disclosure in this section as we requested in prior comment 39.

	•	The disclosure has been updated to reflect appropriate year.

Transactions with Related Parties, page 66

33.

We note your response to prior comment 42. However, you continue to provide disclosure as of the first quarter of 2013 on page 66. Therefore, please ensure that the disclosure you provide in this section is up to the date of document. See Item 7.B. of Form 20-F. Please revise accordingly.

	•	The document has been updated to conform with Form 20-F.

LoPresti Law Group. P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

Taxation and Government Programs, page 70

34.	Please explain what the purpose of the chart under this heading is and what it is intended to show.

	•	Per Teleconference with Tom Jones Sept. 15, 2014 the chart has been removed and has been replaced with Canadian tax disclosure of taxes applicable to U.S. investors.

Plan of Distribution, page 73

35.	We note your response to prior comment 6. Please remove your disclosure in the second and third bullet points in this section in view of your new disclosure in the third paragraph in this section.

	•	The disclosure has been revised to remove the second and third bullet points with the remaining disclosures merged into one paragraph.

Consolidated Financial Statements, page F-l

36.

Please change the caption for the index to the first financial statement presentation to “Years ended December 31, 2013 and 2012” from “Years ended December 31, 2012 and 2011” to accurately reflect the information referenced.

	•	Caption has been revised.

Consolidated Statements of Comprehensive Loss, page F-4

37.	To properly identify the amounts recorded, please revise the line item description “Foreign exchange gain” to classify it as “Foreign exchange (gain)/loss.”

	•	The line item has been revised accordingly.

Notes to the financial statements, pages F-7 and F-30

Note 4. Cash and cash equivalents, pages F-13 and F-37

38.	We note your response to prior comment 45. Please expand your disclosures to describe what “guaranteed investment certificates” are and how they satisfy the criteria for cash equivalents.

LoPresti Law Group. P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

•

Footnote revised to now read: “Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments, such as guaranteed investment certificates with original maturities of three months or less. Guaranteed investment certificates are investments with Canadian banks that are the equivalent of a certificate of deposit.”

Note 10. Share capital, pages F-16 and F-40

Stock options, page F-16 and F-42

39.	We note your response to prior comment 46. We further note that “HST” has been changed to “GST”. Please provide disclosure describing what a GST receivable is and how it is realized.

	•	Disclosure has been revised to define HST and GST with explanations of each.

Note 10. Share capital, pages F-16 and F-40

Stock options, page F-16 and F-42

40.

We note your response to prior comment 47. Please revise to explain how you determined the assumptions utilized in the Black-Scholes stock option pricing model including volatility, risk-free interest rate and expected life, etc. Refer to the guidance in paragraph 47(a) of IFRS 2.

	•	Revisions have been made to both sets of financial statements including additional language to further explain the determination of assumptions utilized.

Note 12. Financial risk and capital management, pages F-20 and F-45

Fair value, pages F-22 and F-46

41.	We note your response to prior comment 48. Please tell us how you determined that the derivative financial liability is Level 2 in accordance with IFRS 13.

	•	Please refer to page F-25. Derivative financial liability has been revised to a level 3 investment. Revisions were made to both sets of financial statements.

Recent Sales of Unregistered Securities, page II-1

42.	For each offering, please specify an exemption from registration under United States Federal Securities law, such as Regulation S, rather than laws of non-US jurisdictions.

LoPresti Law Group. P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

•

Language has been added to the document pursuant to the teleconference with Tom Jones Sept. 15, 2014. However, it should be noted that some of the offerings were offered in Canada only. As a Canadian issuer, offering securities to Canadian investors, Natcore did not rely on any U.S. Federal Securities law. When an offering was made inside the U.S., the U.S. and Canadian private placement exemptions relied upon are disclosed. When made outside the U.S., only the Canadian exemption is disclosed.

Erratum:

Please note, the selling shareholder table on pages 21-23 has been updated. Due to an administrative error, not all warrants held by the selling shareholders were reflected in the table. This has been corrected and the table now accurately reflects all selling shareholder positions.

In addition, please note and update the following page number changes to supplemental exhibits regarding third party data and relevant scientific articles:

Exhibit 14: Silicon Based 3rd Generation Photovoltaics page reference: 10, 45-46

Exhibit 15: Status of Selective Emitters for p-Type c-Si SolarCells page reference: Selective Emitter section on pages 46 and 48

Exhibit 16: A wafer-based monocrystalline silicon photovoltaics road map: Utilizing known technology improvement opportunities for further reductions in manufacturing costs page reference: Black Silicon section on page 46-47 and page 48.

Exhibit 17: The Architecture of Colloidal Quantum Dot Solar Cells: Materials to Devices page reference: Tandem Quantum Dot Solar Cell paragraphs on pages 47-48, 49

Exhibit 18: Vanguard Letter of Interest to Solar America Initiative (SAI) PV Technology Pre-Incubator page reference: Company History section referencing Vanguard Study on pages 7-8.

Exhibit 19: ARC PHOTOVOLTAICS CENTRE OF EXCELLENCE 2010 page reference and graph on Tandem Solar Cell on pages 8, 9 and 10.

Exhibit 20: ARC PHOTOVOLTAICS CENTRE OF EXCELLENCE 2012 page reference and graph on Tandem Solar Cell on pages 8, 9 and 10.

LoPresti Law Group. P.C.
Mr. Tom Jones
Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
CIK No. 0001464623
October 7, 2014

          Thank you for your time and attention in reviewing the responses above and the submitted amended draft registration statement.

Very truly yours,

LOPRESTI LAW GROUP, PC
By:
Marc X. LoPresti, Esq.